

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 4, 2009

Via U.S. Mail and facsimile to (978) 640-6825

Mr. Ashraf M. Dahod
President and Chief Executive Officer
Starent Networks, Corp.
30 International Place
Tewksbury, MA 01876

> **Re:** **Starent Networks, Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-33511**

Dear Mr. Dahod:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director